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Jonathan Ewert

Private Equity Operating Partner

Greater New York City Area

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 **CapZone Impact Investments LLC**

College of the Holy Cross

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Four "Rules Of The Road" For Mapping The Consumer...

Jonathan Ewert
Published on LinkedIn

The shift in power from brands to consumers has turned the marketing funnel on its head. Today's consumers jump around from stage to stage, channel to channel, and device to dev ...see more

36 Likes · 10 Comments

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 **Ray - I think you missed an important MP3. The "Opportunity Zone"...**
Jonathan commented
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 **Will be interesting to see if advertisers walk away from the...**
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Experience

 **Board Member**

CapZone Impact Investments LLC

Jul 2018 – Present · 11 mos
United States

CapZone sources and deploys ESG investment capital in US Opportunity Zones, at scale. CapZone is the first national Opportunity Zone investment platform, focused solely on large-scale and resilient ESG investments that benefit low-income communities. For community leaders, CapZone provides equity capital that helps finance affordable housing, creates jobs, and renews underserved communities. For investors and foundations, CapZone delivers ESG investment opportunities, at scale, with significant tax advantages. For lenders, CapZone provides equity financing to strengthen their loan portfolios.

 **CapZone Impact Investments LLC...**

Board Member

Veriglif Inc.

Feb 2019 – Present · 4 mos

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Advisory Board

Kinetic Analysis Corporation

May 2012 – Present · 7 yrs 1 mo
Silver Spring, MD

Kinetic Analysis Corporation provides global risk management data and information to leading engineering, land development, and insurance companies. Using advanced numerical modeling, statistical analysis, and geographic information system technologies, Kinetic Analysis Corporation leverages this information to estimate the impact of natural and man-... See more

Board Member

Piano

Oct 2017 – Jan 2019 · 1 yr 4 mos
Greater New York City Area

Piano is a fast-growing enterprise SaaS company headquartered in New York City. We provide enterprise software to the world's leading media companies, including GateHouse, Grupo Abril, NBC, the Economist, Condé Nast, Hearst, and Gannett. Our software enables these companies to create customized digital experiences for users, restrict and sell access to conte... See more

Chief Executive Officer

Wellesley Information Services, a United Communications Group affiliate

Nov 2016 – Nov 2018 · 2 yrs 1 mo
Greater Boston Area

Acquired by JAZ'D! Advisors Investment Corporation https://www.prnewswire.com/news-releases/jazd-advisors-investment-corporation... See more

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Education

College of the Holy Cross

BS, Politicial Science

1983 – 1986

Cate School

1977 – 1981

 



